Exhibit 12.1

MACK-CALI REALTY CORPORATION

 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

        Mack-Cali Realty Corporation's ratios of earnings to fixed charges for each of the five years ended December 31, 2009 were as follows:

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
EARNINGS:
ADD:
Income from continuing operations before minority interest and equity in earnings from unconsolidated joint ventures	$69,288	$104,631	$94,530	$110,138	$92,051
Fixed charges (see calculation below)	142,919	134,178	132,609	142,648	128,966
Distributed income of unconsolidated joint ventures	2,637	5,784	1,875	2,302	—
SUBTRACT:
Capitalized interest	(1,401)	(5,799)	(5,101)	(6,058)	(5,518)
Preferred security dividend requirements of consolidated subsidiaries	—	—	—	—	(3,909)
TOTAL EARNINGS:	$213,443	$238,794	$223,913	$249,030	$211,590
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$141,273	$128,145	$127,287	$136,357	$119,337
Capitalized interest	1,401	5,799	5,101	6,058	5,518
Interest portion (33 percent) of ground rents on land leases	245	234	221	233	202
Preferred security dividend requirements of consolidated subsidiaries	—	—	—	—	3,909
TOTAL FIXED CHARGES:	$142,919	$134,178	$132,609	$142,648	$128,966
RATIO OF EARNINGS TO FIXED CHARGES:	1.5	1.8	1.7	1.7	1.6